Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
March 31, 2017
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2016
Filed January 20, 2017
File No. 1-11749

Ladies and Gentlemen:
The following are the responses of Lennar Corporation (the “Company”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 16, 2017, regarding the above referenced Form 10-K. For your convenience, the Staff’s comment precedes each response in this letter.
Form 10-K for the Fiscal Year Ended November 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 25
Comment No. 1
We note your discussion and analysis of the change in Lennar Homebuilding’s other income, which totaled $57.4 million in the year ended November 30, 2016, compared to $18.6 for the year ended November 30, 2015. Your disclosures indicate that the increase was partially attributable to management fee income and profit participation related to Lennar Homebuilding’s strategic joint ventures. Please clarify the nature of the profit participation and tell us how the company accounts for such profit participation. Please also quantify the amount attributable to all material factors disclosed that are impacting your results of operations including the profit participation for all periods presented. Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Response
During the year ended November 30, 2016, the Company recorded $30.1 million of profit participation income related to Lennar Homebuilding’s joint ventures. During the years ended November 30, 2015 and 2014, the Company had no profit participation income from joint ventures. Profit participation income is included in Lennar Homebuilding other income, net and is recorded over the period in which services are performed, and when amounts are determinable and collectability is reasonably assured. Profit participation income is generally participation in the cash flow of a Homebuilding joint venture as part of the consideration for management/development services being performed and financial milestones, such as a specified internal rate of return, being achieved.
On May 2, 2016, the Company and a strategic joint venture that was part of the FivePoint transaction, as discussed on page 88 on the Form 10-K, amended the Development Management Agreement (the “DMA”). Prior to the amendment, the Company was entitled to a fixed annual management fee and general and administrative expense reimbursements. The DMA also contained provisions for other incentive compensation arrangements for the Company based on entitlement goals and the joint venture’s financial performance. The DMA was amended and restated to among other things, (i) characterize incentive compensation as Legacy Incentive Compensation and Non-Legacy Incentive Compensation and (ii) provide that Legacy Incentive Compensation consists of fixed payments totaling $58.3 million due to the Company. The Company does not receive the non-legacy incentive compensation as the future profit participation was contributed to FivePoint entity as part of the combination transaction. Pursuant to SEC Staff Accounting Bulletin: No. 101 (“SAB 101”) - Revenue Recognition in Financial Statements, revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	Delivery has occurred or services have been rendered

•	The seller's price to the buyer is fixed or determinable

•	Collectibility is reasonably assured
The Company believes that all of the above characteristics required under SAB 101 was fulfilled based upon the DMA amendment. All services required for payment of the profit participation were rendered and all future requirements were waived. All amounts due under the arrangement were fixed and, therefore, determinable. Furthermore, the joint venture had the financial wherewithal and intent to pay the profit participation amounts to the Company. As a result, the Company recorded $30.1 million in its fiscal 2016 financial statements, which represented its share of the $58.3 million in profit participation income. Profit participation amounts were not recorded in either fiscal year 2015 or 2014 since amounts were not determinable or collectible. The remainder of the change in Lennar Homebuilding other income, net in fiscal 2016 was primarily related to $14.5 million of gains on the sales of several clubhouses.
Lennar Homebuilding Investments in Unconsolidated Entities, page 87
Comment No. 2
We note your disclosure that on May 2, 2016 the Company contributed or had the right to contribute its investment in three strategic joint ventures previously managed by Five Point in exchange for an investment in a Five Point Entity. We further note your disclosure that the transactions did not have a material impact on the Company’s financial position or cash flows. Please clarify whether the transactions may have had a material impact on the Company’s results from operations for the year ended November 30, 2016 and tell us how the Company accounted for the contribution including whether the Company recognized any gain or loss as a result of its exchange in its equity method investments from its three strategic joint ventures into the new investment in Five Point. In providing your response, please refer to the applicable accounting guidance the Company relied on in arriving at its conclusions.

Response
Upon the contribution of the Company’s investment in three strategic joint ventures for an investment in a FivePoint entity, there was no gain or loss recognized in the consolidated statement of operations.
The Company considers the investments in these strategic land joint ventures as an indirect investment in real estate (see guidance in Accounting Standards Codification (“ASC”) 323-970-40-1 Investments-Equity Method and Joint Ventures). Based upon the guidance in ASC 970-323-30-3 and 30-4 Real Estate General: Investments-Equity Method and Joint Ventures, the contribution of the three strategic joint ventures for an investment in a FivePoint entity was recorded at the Company’s historical cost basis and no gain was recognized because cash was not received by the Company at closing.
In accordance with the guidance in ASC 323-10-35-31 through 32A Investments-Equity Method and Joint Ventures and ASC 970-323-35-12 Real Estate General: Investments-Equity Method and Joint Ventures, the Company evaluated whether the current investments in the three strategic joint ventures had an other-than-temporary impairment in the value of the investments prior to the closing of the transaction. The Company concluded that the fair value of the three strategic investments was greater than the carrying value of the individual investments prior to contribution. Therefore, the Company did not record an investment impairment at closing.
At May 2, 2016, the Company’s investment in a FivePoint entity was equal to the carrying values of the assets contributed immediately prior to the transactions. However, the assets contributed to the FivePoint were recorded at fair value at the FivePoint entity level. The Company has a basis difference resulting from the contribution of its investment in the three strategic joint ventures with a higher fair value (higher underlying equity in the net assets of the FivePoint entity) than the carrying value of the investment in the FivePoint entity. Since the Company was able to relate the basis difference to specific accounts of the FivePoint entity, the basis difference will be amortized through equity in earnings from unconsolidated entities as subsequent transactions occur, such as sales of assets by the FivePoint entity, sale of investment by the Company and other acquisitions or disposals by the Company.
For the period from May 2, 2016 (closing of the transaction) to November 30, 2016, the Company recorded equity in loss from the investment in the FivePoint entity of $42.6 million, which represented the Company’s share of net loss (including combination costs consisting primarily of personnel, financial advisory, legal, accounting, tax and consulting services) from the FivePoint entity. This loss was disclosed in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 4 to the Consolidated Financial Statements in the Company’s Form 10-K for the year ended November 30, 2016 (see pages 25 and 87, respectively).
In responding to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the above, please contact me at 305-229-6428 or call Mark Sustana at 305-229-6584.

Sincerely,

By: /s/ Bruce Gross

Name: Bruce Gross

Title: Vice President and Chief Financial Officer

cc:	Ameen Hamady
Melissa Rocha

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